SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 September 2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 08 September 2016
99.2	Director/PDMR dated 08 September 2016

Exhibit No: 99.1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	InterContinental Hotels Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to thenotification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	6 September 2016
6. Date on which issuer notified:	7 September 2016
7. Threshold(s) that is/are crossed orreached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
	NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB00BYXK6398	9,885,977	9,885,977	N/A	N/A	9,815,154	N/A	4.96%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv		Number of votingrights that may beacquired if theinstrument isexercised/ converted.			% of votingrights
Securities Lending				302,656			0.15%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD				637,688		Nominal	Delta
						0.32%	0.32%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
10,755,498			5.44%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:
14. Contact name:			Nicolette Henfrey Deputy Company Secretary & Head of Corporate Legal InterContinental Hotels Group PLC
15. Contact telephone number:			01895 512 000

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

Exhibit No: 99.2

InterContinental Hotels Group PLC

Notification of Transaction by Director, Person Discharging Managerial Responsibilities or Person Closely Associated
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lori Gaytan
2	Reason for the notification
a)	Position/status	Interim Executive Vice President of Human Resources
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GBOOBYXK6398
b)	Nature of the transaction	Grant of Award under InterContinental Hotels Group PLC Annual Performance Plan
c)	Price(s) and volume(s)

Condititional rights over a total of 5,748 free shares; the number of shares calculated by reference to a price of GBP32.80, being the MMQ of the Company's share price at the close of business on the dealing day preceding the date of grant.
Number of shares awarded; vesting date
2,874; 5 September 2017
2,874; 1 December 2017
The award is conditional and may be forfeited if Lori Gaytan ceases employment with Group before the vesting dates.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2016-09-05
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	FIONA CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	16 September 2016